UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENTEK INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

37245X203

(CUSIP Number)

Robert D. Denious

2000 Town Center

Suite 2450

Southfield, MI 48075

(248) 213-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37245X203

1.	Names of Reporting Persons.. I.R.S. Identification Nos. of above persons (entities only). Questor Partners Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 547,944 8. Shared Voting Power 36,176 9. Sole Dispositive Power 547,944 10. Shared Dispositive Power 36,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

1.	Names of Reporting Persons.. I.R.S. Identification Nos. of above persons (entities only) Questor Side-by-Side Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 26,263 8. Shared Voting Power 557,857 9. Sole Dispositive Power 26,263 10. Shared Dispositive Power 557,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

1.	Names of Reporting Persons.. I.R.S. Identification Nos. of above persons (entities only) Questor Side-by-Side Partners II 3(c)(1), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,913 8. Shared Voting Power 574,207 9. Sole Dispositive Power 9,913 10. Shared Dispositive Power 574,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

Item 1. Security and Issuer.

The title of the class of equity securities to which this Statement relates is Common Stock, no par value per share (“Common Stock”), of GenTek Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is Liberty Lane, Hampton, New Hampshire 03842. Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

Item 2. Identity and Background.

This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership (“Questor Partners II”), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership (“Questor SBS II”), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership (“Questor 3(c)(1),” and together with Questor Partners II and Questor SBS II, the “Filing Persons”).

The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons’ managers and their affiliates.

The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership (“QGP II”), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation (“Questor Principals”), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company (“Questor Management,” and, together with the Filing Persons, QGP II and Questor Principals, the “Questor Entities”) conducts the day-to-day management of the Filing Persons and other investment funds.

The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Dean Anderson, Robert D. Denious, Michael Grindfors, John A. Janitz, Albert A. Koch, Wallace L. Rueckel and Dominick J. Schiano are the directors of Questor Principals (the “Questor Directors”). Mr. Alix and Mr. Janitz are the executive officers of Questor Principals and Questor Management, and Mr. Alix is the sole director of Questor Management.

Mr. Alix is the President and Chief Executive Officer and a Co-Managing Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of AlixPartners, LLC, a Delaware limited liability company (“AlixPartners”), a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan.

CUSIP NO. 37245X203

Mr. Janitz is a Co-Managing Principal of Questor Principals and Questor Management. Mr. Anderson, Mr. Denious, Mr. James E. Griffin, Jr., Mr. Grindfors, Mr. Koch, Mr. Rueckel and Mr. Schiano are Managing Directors of Questor Principals and Questor Management. Mr. Grindfors is the president of AlixPartners. Each of the Questor Directors, other than Mr. Grindfors, is a citizen of the United States. Mr. Grindfors is a citizen of Sweden.

The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Anderson, Mr. Denious, Mr. Griffin, Mr. Grindfors, Mr. Janitz, Mr. Koch, Mr. Rueckel and Mr. Schiano are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075.

During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Filing Persons acquired their Common Stock and their warrants to purchase Common Stock as partial consideration for their claims in bankruptcy against the Company and certain of its direct and indirect subsidiaries (together with the Company, the “Debtors”).

Item 4. Purpose of Transaction.

The Filing Persons acquired their equity interests in the Company as partial consideration for their claims in bankruptcy against the Debtors. The indebtedness underlying the Filing Persons’ claims against the Debtors was acquired by the Filing Persons for the purpose of making an investment in the Company.

The Filing Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general and the markets for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. The Filing Persons provided to the Company a notice required by the Certificate of Incorporation (as defined herein) indicating that the Filing Persons may transfer certain shares of Common Stock. Depending on market and other factors, the Filing Persons may sell some or all of their Common Stock and the Warrants (as defined herein) either in the open market or in privately negotiated transactions.

CUSIP NO. 37245X203

Item 5. Interest in Securities of the Issuer.

(a) As of July 25, 2005, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 580,910 shares of Common Stock, (ii) 2,157 shares of Common Stock issuable upon exercise of 2,157 Tranche B Warrants (the “Tranche B Warrants”), and (iii) 1,053 shares of Common Stock issuable upon exercise of 1,053 Tranche C Warrants (the “Tranche C Warrants,” and, together with the Tranche B Warrants, the “Warrants”).

Questor Partners II is the direct beneficial owner of (i) 544,932 shares of Common Stock which were issued pursuant to the Plan, (ii) 2,024 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 988 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor SBS II is the direct beneficial owner of (i) 26,117 shares of Common Stock which were issued pursuant to the Plan, (ii) 97 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 49 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor 3(c)(1) is the direct beneficial owner of (i) 9,861 shares of Common Stock which were issued pursuant to the Plan, (ii) 36 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 16 shares of Common Stock issuable upon exercise of its Tranche C Warrants.

The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in its Report on Form 10-Q for the quarter ended March 31, 2005, the Questor Entities and the Questor Directors may be deemed to own beneficially 5.8% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

(b) Each Filing Person has the sole power to vote or to direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 2 to 4 above.

(c) Since May 25, 2005 (60 days prior to the date hereof) Questor Partners II effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 44,371 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 2,533 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it sold 28,142 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 2,345 shares of Common Stock at $10.2932 per share, and (v) on July 22, 2005 it sold 65,783 shares of Common Stock at $10.2592 per share. Since May 25, 2005 Questor SBS II effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 2,126 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 121 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it sold 1,349 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 112 shares of Common Stock at $10.2932 per share, and (v) on July 22, 2005 it sold 3,153 shares of Common Stock at $10.2592 per share. Since May 25, 2005 Questor 3(c)(1) effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 803 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 46 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it

CUSIP NO. 37245X203

sold 509 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 43 shares of Common Stock at $10.2932 per share, and (v) on July 22, 2005 it sold 1,190 shares of Common Stock at $10.2592 per share.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Company’s Second Amended and Restated Certificate of Incorporation, effective as of November 7, 2003 (the “Certificate of Incorporation”), the holders of the Common Stock are subject to certain restrictions on the transfer of shares of Common Stock. The restrictions generally prohibit the following transfers of equity securities of the Company without the prior written consent of the Company’s Board of Directors, which consent can be withheld only if the Board of Directors, in its sole discretion, determines that the transfer creates a material risk of limiting certain tax benefits: (i) transfers to a person (including any group of persons making a coordinated acquisition) who beneficially owns, or would beneficially own after the transfer, more than 4.75% of the total value of outstanding Company equity securities, to the extent that the transfer would increase such person’s beneficial ownership above 4.75% of the total value of outstanding Company equity securities, and (ii) transfers by a person (or group of persons making a coordinated acquisition) who beneficially owns more than 4.75% of the total value of outstanding Company equity securities. The restrictions are not applicable to transfers pursuant to a tender offer to purchase 100% of the Common Stock for cash or marketable securities so long as such tender offer results in the tender of at least 50% of the Common Stock then outstanding. The restrictions begin only at such time that 25% of the Common Stock has been transferred for tax purposes (which generally takes into consideration only transfers to or from stockholders who beneficially own 5% of the value of the Company’s Common Stock), and will remain in effect until the earlier of: (i) the second anniversary of November 10, 2003 or (ii) such date as the Board of Directors determines, in its sole discretion, that such restrictions are no longer necessary to protect tax benefits.

The Tranche B Warrants were issued pursuant to the Tranche B Warrant Agreement dated as of November 10, 2003 (the “Tranche B Warrant Agreement”), between the Company and the Warrant Agent. The Tranche C Warrants were issued pursuant to the Tranche C Warrant Agreement dated as of November 10, 2003 (the “Tranche C Warrant Agreement,” and, together with the Tranche B Warrant Agreement, the “Warrant Agreements”), between the Company and the Warrant Agent. The terms of the Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Warrants. Holders of the Warrants are not entitled to vote on any matters submitted to a vote of the stockholders nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled. The Warrants may be transferred at any time and from time to time, in whole or in part, upon compliance with the terms set forth in the applicable Warrant Agreement.

CUSIP NO. 37245X203

As of November 10, 2003, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of its stockholders, including the Filing Persons (the “Holders”). Among other things, the Registration Rights Agreement provides that the Company, at its own expense, agrees to use its reasonable best efforts (i) to file within 90 days after November 10, 2003, a shelf registration statement covering all shares of Common Stock issued to such Holders in connection with the Plan and owned by such Holders from time to time, including shares of Common Stock acquired by a Holder in privately negotiated transactions subsequent to November 10, 2003, (ii) to cause such registration statement to be declared effective within 180 days after the November 10, 2003 if no review is undertaken by the Staff of the Securities and Exchange Commission (the “Commission”), or 210 days after November 10, 2003 if such a review is undertaken, and (iii) to use its reasonable best efforts to keep the registration statement current and effective until the second anniversary of the date such registration statement is declared effective by the Commission, subject to certain extensions, or until all of the registrable common stock covered by the registration statement has been sold pursuant to the registration statement or such shares of Common Stock covered by the registration statement cease to be registrable common stock. Subject to the terms of the Registration Rights Agreement, after the expiration of the above-mentioned registration period, the Company may be required to effect up to four registrations to register the Holders’ Common Stock, at the Company’s expense, subject to certain threshold requirements. One of such registrations may be a shelf registration statement. Additionally, Holders of the registrable common stock are entitled, under certain circumstances, to include registrable common stock in registration statements filed by the Company. Such “piggyback” registration rights are subject to customary conditions. Under certain circumstances, the Company will not be obligated to file any registration statement, amendment or supplement and may suspend rights to make sales pursuant to any effective registration statement up to two times in any 12 month period. Such suspension may not exceed 60 days (or more than an aggregate of 90 days in any 12 month period). The Company filed a shelf registration statement including the shares owned by the Filing Persons on April 26, 2005.

The foregoing descriptions of the Certificate of Incorporation, the Warrants, the Warrant Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document, all of which are attached to this Statement as exhibits pursuant to Item 7 of this Statement.

Except as set forth above, the Filing Persons do not have any contacts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1	Second Amended and Restated Certificate of Incorporation of the Company, effective as of November 7, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

CUSIP NO. 37245X203

2	GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche B Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.2 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

3	GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche C Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.3 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

4	Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

5	Agreement of Joint Filing among the Filing Persons, dated as of July 26, 2005.

CUSIP NO. 37245X203

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2005

QUESTOR PARTNERS FUND II, L.P. a Delaware limited partnership

By:	Questor General Partner II, L.P.
its General Partner
By:	Questor Principals II, Inc. its General Partner

By:	/s/ Robert D. Denious
Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II, L.P. a Delaware limited partnership

By:	Questor Principals II, Inc. Its General Partner

By:	/s/ Robert D. Denious
Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

By:	Questor Principals II, Inc. Its General Partner

By:	/s/ Robert D. Denious
Title:	Managing Director

CUSIP NO. 37245X203

EXHIBIT INDEX

Exhibit Number and Description

1	Second Amended and Restated Certificate of Incorporation of the Company, effective as of November 7, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

2	GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche B Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.2 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

3	GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche C Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.3 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

4	Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

5	Agreement of Joint Filing among the Filing Persons, dated as of July 26, 2005.